UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE
THIRD QUARTER 2020

edenor

Results for the third quarter 2020
Ticker: EDN Ratio: 20 Class B shares = 1 ADR Share Cap. Net of repurchases: 875 million shares | 43.8 million ADRs Market Cap. net of repurchases[1]: ARS 24.2 bn | USD 159 million	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, November 10, 2020. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE/ BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and electricity sales, announces its results for 3Q20. All figures are stated in Argentine Pesos at constant currency, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Statements of Comprehensive Income (Loss), which are expressed at historical values.

Conference Call Information

There will be a conference call to discuss 3Q20 results on Wednesday, November 11, 2020, at 2:00 p.m. Buenos Aires time / 12:00 a.m. New York time.

The presentation will be given by Leandro Montero, edenor’s Chief Financial Officer. For those interested in participating, please dial:

+ 1 (844) 204-8586 in the United States;

+1 (412) 317-6346 if outside the United States;

+54 (11) 3984-5677 in Argentina.

Or via the internet by clicking HERE.

Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at ir.edenor.com.

3Q 2020 EARNINGS CONFERENCE CALL	To join the conference call, please click HERE

1 Listing as of 11/9/2020, ARS 27.60 per share and USD 3.63 per ADR

Edenor S.A. – 3Q20 Earnings Release	2

SUMMARY OF RESULTS FOR THE THIRD QUARTER 2020

In millon of Pesos	9 Months			3Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Revenue from sales	65,921	88,287	(25.3%)	23,033	30,469	(24.4%)
Adjusted EBITDA	5,162	12,022	(57.1%)	2,227	5,014	(55.6%)
Net income	(1,839)	17,059	na	101	353	(71.3%)
Capital expenditures	7,066	9,871	(28.4%)	2,802	2,976	(5.8%)

Revenue from sales decreased by 24%, reaching ARS 23,033 million in 3Q20, mainly due to the tariff freeze in both the Distribution Value Added and the seasonal price passed on to tariffs, which entailed a decrease in revenues in real terms. This decrease results from the non-application of the inflation adjustment on Own Distribution Costs (CPD) in August 2019, February and August 2020, as well as the maintenance of the price of energy (the last 5% increase was in May 2019). These effects were partially offset by a 1.3% increase in sales volumes driven by the increase in residential consumption despite the decline in commercial and industrial clients consumption.

Adjusted EBITDA decreased by ARS 2,787 million or 56%, recording profits for ARS 2,227 million in 3Q20, against profits for ARS 5,014 million in the same period of the previous year. This decrease is mainly accounted for by the decline in the gross margin due to lower sales in real terms as a result of the tariff freeze and higher operating expenses. Likewise, there was a slight decrease in losses.

Net results accumulated profits for ARS 101 million in 3Q20, experiencing a ARS 252 million decrease compared to the same period of 2019. This variation is due to lower operating results in the amount of ARS 2,870 million in 3Q20 and the positive impact of the Liabilities Regularization Agreement for ARS 840 million in the third quarter of 2019. These effects were partially offset by lower financial losses in the amount of ARS 2,001 million, mainly due to a higher devaluation of the peso registered in the 3Q19, and lower income tax accruals for ARS 1,684 million.

Investments in 3Q20 reached ARS 2,802 million, representing a 6% decrease compared to the same period of the previous year, reflecting the efforts made by the company in spite of the much greater reduction in the gross margin, and that the rhythm of execution of investments that has been affected by the measures adopted in response to the COVID-19 pandemic. The lack of predictability in the near future as a consequence of the tariff freeze and the drop in demand registered over the last 3 years may lead to evaluate a slowdown in the pace of investments in the ambitious plan set by Edenor, always monitoring not to affect the compliance with service quality indicators, which in recent years have been over those required by regulation.

Edenor S.A. – 3Q20 Earnings Release	3

RELEVANT EVENTS

Meter Reading Estimates

As reported in the previous quarter, after performing the readings of all meters for which estimates had been made pursuant to ENRE Resolution No. 27 passed on May 5, 2020, the financial impact on revenues from estimates which were lower than actual consumptions amounted to ARS 552 million, which should be recoverable in 6 installments payable as from September.

Pursuant to notes dated August 21 and October 26, the start of payments was postponed for November and later suspended until further instruction by the ENRE.

2021 Budget | Obligations Regularization

On October 28, 2020, the Chamber of Deputies approved the 2021 Budget Law Project, which in Article 87 establishes a regularization regime for the obligations pending payment with CAMMESA and / or with the MEM for the debts of the Electric Power Distributors accumulated as of September 30, 2020, either for energy consumption, power, interest and / or penalties, under the conditions established by the enforcement authority, who may establish a recognition of equivalent credits up to 5 times the average monthly bill for the last year or 66% of the existing debt.

The remaining debt must be regularized through a payment plan with: Term of up to 60 monthly installments, up to 6 months of grace period and an equivalent interest rate of up to 50% of that in force in the Wholesale Electricity Market.

The enforcement authority may reach regularization agreements in a particular way with each of the Distributors.

As of the date of this report, said national budget is still pending approval by the Senate.

Pre cancellation of Edenor Bonds

On September 28, 2020, Edenor canceled in the market its own bonds that had in possession, for a total of USD 78 million of nominal value. As of the date of this report, the bonds that remain in circulation amount to USD 98 million.

Changes in the Company’s Ratings

On September 16, Moody’s Latin America launched its regional platform, Moody’s Local, replacing Moody’s Investors Service for domestic ratings. As a result of these changes, the previous and timely issued domestic ratings were replaced by new ones under the Moody’s Local Argentina brand. On this same date and under the new methodology, Moody’s Local Argentina issued its first ratings for the Company, granting an A.ar and A- rating, both with a negative outlook, for the local currency and the foreign currency debt, respectively, as well as a 1.ar rating for edenor’s shares.

On September 29, Moody’s Investors Service, in line with the changes in the sovereign debt rating, changed the outlook on the global ratings of several companies, including edenor, from negative to stable.

Furthermore, on September 18, after the passing of regulations on access to the foreign exchange market by the Central Bank, S&P Global downgraded the global ratings of several companies, changing edenor’s ratings from CCC to CCC-, and keeping the negative outlook. In turn, on September 25 it also downgraded the Company’s domestic ratings from raB to raCCC+, keeping the negative outlook. Bothe downgrades were driven by the lower financial flexibility of the company for the next months as a result of the tariff freeze and the impossibility to face full payments to Cammesa.

Edenor S.A. – 3Q20 Earnings Release	4

MAIN RESULTS FOR THE THIRD QUARTER 2020

In millon of Pesos	9 Months			3Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Revenue from sales	65,921	88,287	(25%)	23,033	30,469	(24%)
Energy purchases	(41,728)	(55,510)	(25%)	(14,307)	(19,338)	(26%)
Gross margin	24,193	32,776	(26%)	8,726	11,131	(22%)
Operating expenses	(23,988)	(25,058)	(4%)	(7,964)	(7,198)	11%
Other operating expenses	312	(1,049)	(130%)	(86)	(387)	(78%)
Net operating income	517	6,670	(92%)	675	3,546	(81%)
Labilities regularization agreement	-	20,999	na	-	840	na
Financial Results, net	(7,127)	(9,941)	(28%)	(2,436)	(4,436)	(45%)
RECPAM	6,002	11,694	(49%)	2,478	2,704	(8%)
Income Tax	(1,231)	(12,363)	(90%)	(616)	(2,301)	(73%)
Net income	(1,839)	17,059	na	101	353	(71%)

*Result for exposure to changes in purching power

Revenue from sales decreased by 24%, reaching ARS 23,033 million in 3Q20, against ARS 30,469 million in 3Q19. This ARS 7,436 million decrease is mainly due to the tariff freeze in both the Distribution Value Added and the seasonal price passed on to tariffs in an inflationary context, which entailed a decrease in revenues in real terms. The failure to apply the update mechanism on the CPD in August 2019, and February and August 2020 generated the same nominal sales price between quarters, causing a lower sale in real terms of approximately ARS 3,134 million. Lower revenues are also due to lower billings on account of the real-term decrease in the cost of energy purchases measured in pesos for ARS 4,197 million. Lastly, in contrast to 2020, a one-time income corresponding to the January-May period for the energy distributed to shantytowns and low-income neighborhoods for ARS 282 million was recorded in the third quarter of 2019. Conversely, the higher physical volume of electricity sales increased revenues by ARS 177 million.

VAD adjustments corresponding to the increase in own distribution costs which have not been granted are summarized below:

If all the owed VAD adjustments had been granted, the VAD for the quarter should increase by ARS 5,221 million.

* Adjustment postponed by Tariff Maintenance Agreement.

** Adjustments postponed by Solidarty and Productive Reactivation Law N° 27,541, extended until december 2020.

Edenor S.A. – 3Q20 Earnings Release	5

	9 Months 2020			9 Months 2019			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	7,295	47.3%	2,773,726	6,504	42.7%	2,733,618	12.2%	1.5%
Small commercial	1,218	7.9%	325,183	1,273	8.4%	321,583	(4.3%)	1.1%
Medium commercial	1,014	6.6%	31,092	1,165	7.7%	31,228	(13.0%)	(0.4%)
Industrial	2,389	15.5%	6,882	2,620	17.2%	6,827	(8.8%)	0.8%
Wheeling System	2,452	15.9%	686	2,656	17.4%	692	(7.7%)	(0.9%)
Others	-	0.0%	-	-	0.0%	-	0.0%	0.0%
Public lighting	528	3.4%	21	559	3.7%	21	(5.5%)	0.0%
Shantytowns and others	530	3.4%	479	451	3.0%	465	17.6%	3.0%
Total	15,427	100%	3,138,069	15,228	100%	3,094,434	1.3%	1.4%

	3Q 2020			3Q 2019			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,708	49.8%	2,773,726	2,408	44.9%	2,733,618	12.4%	1.5%
Small commercial	404	7.4%	325,183	429	8.0%	321,583	(5.9%)	1.1%
Medium commercial	314	5.8%	31,092	388	7.2%	31,228	(19.0%)	(0.4%)
Industrial	775	14.3%	6,882	882	16.4%	6,827	(12.1%)	0.8%
Wheeling System	823	15.1%	686	869	16.2%	692	(5.3%)	(0.9%)
Others
Public lighting	184	3.4%	21	198	3.7%	21	(7.1%)	0.0%
Shantytowns and others	226	4.2%	479	189	3.5%	465	19.8%	3.0%
Total	5,434	100%	3,138,069	5,362	100%	3,094,434	1.3%	1.4%

* 571,468 customersbenefit from Social Tariff

The volume of energy sales increased by 1.3%, reaching 5,434 GWh in 3Q20, against 5,362 GWh for the same period of 2019. It is worth highlighting that this quarter has been marked by the outbreak of the COVID-19 crisis and the implementation of the social, preventive and mandatory lockdown (“mandatory lockdown”), which has impacted the whole quarter, generating strong changes in energy consumptions. Electricity consumptions by residential customers increased by 12.4%, whereas commercial (small and medium) and industrial customers decreased their consumptions by 12.1%. The residential demand increased by 299 GWh, mainly because people spend more time at home due to the restrictions on movement and the implementation of the home office modality. The 99 GWh and 106 GWh decreases for commercial and industrial customers, respectively, were mainly due to the partial or total closure of stores and industries resulting from the measures implemented under the mandatory lockdown, nevertheless despite the mentioned falls, these sectors show a slight recovery in the quarter compared to the first months of the mandatory lockdown. Additionally, the improvement in sales volumes may be partly explained by the tariff lag.

Furthermore, edenor’s customer base rose by 1.4%, mainly on account of the increase in residential customers as a result of the implemented market discipline actions taken place before the mandatory isolation and the installation during the last year of almost 36,800 integrated energy meters that were mostly destined to regularize clandestine connections.

Edenor S.A. – 3Q20 Earnings Release	6

Energy purchases decreased by 26%, to ARS 14,307 million, in 3Q20, against ARS 19,338 million for the same period in 2019. This ARS 5,031 million decrease is mainly due to the 25.8% real-term decrease in the average purchase price, which generated lower purchases in the amount of ARS 4,503 million. The last increase was 5% (residential customers were excepted) in August 2019 pursuant to Resolution No. 14/2019 of the Secretariat of Renewable Resources and Electricity Market. This decrease was partially offset by a 2.5% increase in energy volumes net of losses due to the increase in demand, which was valued at approximately ARS 306 million. In turn, the reference seasonal price for customers is still subsidized by the Federal Government, especially in the case of residential customers, where in 3Q20 the subsidy reached 58% of the system’s actual generation cost. Additionally, the energy loss rate decreased from 23.1% in 3Q19 to 22.5% in 3Q20. In turn, costs associated with these losses decreased by 32.4% in real terms due to the failure to update the reference seasonal price in an inflationary context, resulting in lower purchases for ARS 834 million.

It is worth highlighting that over the past few years edenor has suffered a systematic deterioration of its assets and financial position as a result of the tariff lag, the increase in operating costs, the drop in demand and the increase in energy theft. Furthermore, the outbreak of the world pandemic has brought several consequences in global economic activities which directly affected the Company’s activities, generating reduced collections, especially in the beginning of the mandatory lockdown; for this reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020, accumulating as of September 30, 2020, a debt of ARS 14,411 million before interests.

Edenor S.A. – 3Q20 Earnings Release	7

Operating expenses increased by 11%, reaching ARS 7,964 million in 3Q20, against ARS 7,198 million in 3Q19. This is mainly explained by an increase in the allowance for bad debts in the amount of ARS 429 million as a consequence of the increase in the uncollectibility rate associated with the COVID-19 context, which resulted in a substantial increase in the Delinquent Balance and the number of clients in that category. In turn, higher penalties for ARS 222 million and a higher supplies consumption for ARS 180 million were recorded. These cost increases were partially offset by lower remuneration expenses in the amount of ARS 265 million as a result of delayed collective bargaining negotiations and fewer extra hours.

In million of pesos	9 Months			3Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Salaries, social security taxes	(7,079)	(7,739)	(9%)	(2,214)	(2,479)	(11%)
Pensions Plans	(427)	(322)	32%	(134)	(99)	36%
Communications expenses	(417)	(445)	(6%)	(154)	(138)	11%
Allowance for the imp. of trade and other receivables	(3,020)	(1,160)	160%	(962)	(533)	80%
Supplies consumption	(1,508)	(1,480)	2%	(532)	(351)	51%
Leases and insurance	(202)	(214)	(6%)	(67)	(81)	(18%)
Security service	(244)	(369)	(34%)	(89)	(92)	(4%)
Fees and remuneration for services	(4,819)	(5,061)	(5%)	(1,691)	(1,713)	(1%)
Amortization of assets by right of use	(193)	(129)	50%	(56)	(58)	(3%)
Public relations and marketing	(15)	(48)	(68%)	(3)	(9)	(71%)
Advertising and sponsorship	(8)	(25)	(68%)	(1)	(5)	(71%)
Depreciation of property, plant and equipment	(4,451)	(4,304)	3%	(1,496)	(1,411)	6%
Directors and Sup. Committee members’ fees	(21)	(23)	(5%)	(5)	(6)	(16%)
ENRE penalties	(550)	(2,948)	(81%)	(199)	23	na
Taxes and charges	(1,025)	(780)	31%	(360)	(240)	50%
Other	(7)	(10)	(28%)	(3)	(6)	(49%)
Total	(23,988)	(25,058)	-4%	(7,964)	(7,198)	11%

Financial results experienced a 45% decrease in losses, with ARS 2,436 million losses in 3Q20, against ARS 4,436 million losses for 3Q19. This difference is mainly due to lower exchange rate losses in the amount of ARS 2,979 million resulting from a lower devaluation of the peso against the U.S. dollar in 3Q20 compared to the same period in 2019, as well as higher profits resulting from the repurchase of CBs in the amount of ARS 326 million. These effects were partially offset by higher interest accruals on the debt with CAMMESA for ARS 1,515 million.

Net income decreased by ARS 252 million, recording profits for ARS 101 million, in 3Q20, against profits for ARS 353 million for the same period in 2019. This difference is mainly due to lower operating results in the amount of ARS 2,870 million in 3Q20 and the positive impact of the Liabilities Regularization Agreement, in the amount of ARS 840 million, in the third quarter of 2019. These effects were partially offset by lower financial losses in the amount of ARS 2,001 million and lower income tax accruals for ARS 1,684 million.

Edenor S.A. – 3Q20 Earnings Release	8

Adjusted EBITDA

Adjusted EBITDA showed ARS 2,227 million profits in 3Q20, ARS 2,787 million lower than in the same period of 2019. No EBITDA adjustments were recorded in the quarterly comparison periods.

For the nine-month period, the EBITDA adjustment corresponds to the update of penalties for the transition period.

Until the 2Q20 report commercial interests were adjusted to the EBITDA, which as of this quarter are disclosed within operating results as explained in the notes of the Financial Statements as of September 30, 2020.

In millon of Pesos	9 Months			3Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Net operating income	517	6,670	(92%)	675	3,546	(81%)
Depreciation of property, plant and equipment	4,645	4,432	5%	1,552	1,469	6%
EBITDA	5,162	11,102	(54%)	2,227	5,014	(56%)
Penalties - Actualization (*)	-	920	na	-	-	na
Adjusted EBITDA	5,162	12,022	(57%)	2,227	5,014	(56%)

(*) The liabilities regularization agreement executed on May 10, 2019 discontinued the updating of penalties for the transition period (2006-2016).

Edenor S.A. – 3Q20 Earnings Release	9

Capital Expenditures

edenor’s capital expenditures in 3Q20 totaled ARS 2,802 million, compared to ARS 2,976 million in 3Q19. Our investments mainly consisted of the following:

•	ARS 397 million in new connections;
•	ARS 1,472 million in grid enhancements;
•	ARS 524 million in maintenance;
•	ARS 27 million in legal requirements;
•	ARS 278 million in communications and telecontrol;
•	ARS 104 million in other investment projects.

Investments were reduced by 6% compared to the same period of the previous year, mainly on account of the restrictions imposed on certain activities due to the mandatory isolation in which the country found itself since March 20 of this year, and the slowdown in the execution of such activities as of the implementation of the protocols with which they were resumed. Likewise, we understand that the lower income as a result of the fall in sales volumes and the postponement of the tariff adjustments, could lead to of the slowdown in the plan set by Edenor. The plan maintains focus on the efficient use of resources and on investments improving the service quality, which is reflected in the fulfillment of the quality curves required by the regulatory entity in the RTI, all this with the due care of our employees, contractors and customers, and the application of strict health, safety and hygiene protocols in each of the activities conducted under this unprecedented circumstance.

The investments highlights for the quarter were the renovation of Munro - Malaver high-voltage electrical transmission lines for a total of 4.5 km and the construction of 12 km of Morón - Matheu high-voltage electrical transmission lines, the latter set for commissioning in October 2020.

Edenor S.A. – 3Q20 Earnings Release	10

Service Quality Standards

Quality standards are measured based on the duration and frequency of service outages using the SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the third quarter of 2020, SAIDI and SAIFI indicators were 13.1 hours and 5.1 outages per year over the last 12 months, evidencing a 19.3% and 17.1% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 45.4% and 35.6% lower than those required in the RTI. This recovery in service levels is mainly due to the ambitious plan devised by the company since the RTI, the various improvements implemented in the operating processes and the adoption of technology applied to the operation and management of the network. The success of this plan is also evidenced by the fact that these indicators exceed the service quality improvement path defined by the regulatory entity, even exceeding the values required for the year 2021.

Edenor S.A. – 3Q20 Earnings Release	11

Energy Losses

In 3Q20, energy losses experienced a 22.5% decrease, against 23.1% for the same period in 2019. Costs associated with these losses decreased by 32.4% in real terms, resulting in a ARS 834 million improvement.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as the market dicipline actions (DIME) aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and market discipline actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft. Furthermore, the installation of Inclusion Meters (Integrated Energy Meter - MIDE) for more users was intensified.

Over the last year, approximately 520,300 inspections of Tariff 1 meters were conducted with a 54% efficiency, and more than 36,800 MIDE meters were installed. Regarding the recovery of energy, besides the customers put back to normal with MIDE meters, clandestine customers with conventional meters were also put back to normal. In all cases, a striking fraud recidivism rate was observed.

Indebtedness

As of September 30, 2020, the outstanding principal of our dollar-denominated financial debt amounts to USD 111 million, whereas the cash position net of financial debt is USD 3.1 million. The financial debt consists of USD 98.3 million corresponding to Corporate Bonds maturing in 2022, and USD 12.5 million to the bank loan taken out with the Industrial and Commercial Bank of China (ICBC), Dubai Branch. In the third quarter of 2020, all corporate bonds repurchased by the Company, in the amount of USD 78.1 million at face value, were canceled, and USD 98.3 million are outstanding. In turn, on October 5, prior to the passing of the restrictions on payments in foreign currency imposed by the Argentine Central Bank, the last installment of the loan taken out with the ICBC Bank, in the amount of USD 12.5 million, was paid.

Edenor S.A. – 3Q20 Earnings Release	12

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2019, edenor sold 19,974 GWh of energy and purchased 24,960 GWh (including wheeling system demands), with revenue from sales in the amount of ARS 110 billion adjusted by inflation as of September 2020. In turn, the company had positive net results in the amount of ARS 15 billion adjusted by inflation as of September 2020.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Edenor S.A. – 3Q20 Earnings Release	13

Condensed Interim Statements of Financial Position

as of September 30, 2020 and December 31, 2019

Values expressed in constant purchasing power

In million of Argentine Pesos in constant purchising power	9.30.2020	12.31.2019		9.30.2020	12.31.2019
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	126,954	124,434	Adjustment to share capital	32,764	32,764
Interest in joint ventures	11	14	Additional paid-in capital	454	454
Deferred tax asset	310	321	Treasury stock	31	31
Other receivables	19	32	Adjustment to treasury stock	703	703
Total non-current assets	127,294	124,800	Adquisition cost of own shares	(2,755)	(2,755)
			Legal reserve	2,329	1,584
Current assets			Opcional reserve	38,523	24,363
Inventories	1,807	2,367	Other comprehensive loss	(265)	(265)
Other receivables	785	356	Accumulated losses	(1,839)	14,905
Trade receivables	16,632	15,306	TOTAL EQUITY	70,822	72,660
Financial assets at fair value through profit or loss	-	3,427
Cash and cash equivalents	9,002	503	LIABILITIES
Total current assets	28,226	21,959	Non-current liabilities

			Trade payables	480	454
TOTAL ASSETS	155,519	146,759	Other payables	5,703	4,938
			Borrowings	7,477	10,070
			Deferred revenue	1,487	332
			Salaries and social security payable	340	296
			Benefit plans	846	644
			Deferred tax liability	25,133	24,635
			Tax liabilities	-	-
			Provisions	2,123	2,534
			Total non-current liabilities	43,590	43,901

			Current liabilities
			Trade payables	32,133	15,602
			Other payables	3,080	4,418
			Borrowings	1,291	2,038
			Derivative financial instruments	13	252
			Deferred revenue	32	7
			Salaries and social security payable	2,306	2,957
			Benefit plans	51	63
			Tax payable	498	2,419
			Tax liabilities	1,355	2,180
			Provisions	350	263
			Total current liabilities	41,108	30,198
			TOTAL LIABILITIES	84,698	74,099

			TOTAL LIABILITIES AND EQUITY	155,519	146,759

Edenor S.A. – 3Q20 Earnings Release	14

Condensed Interim Statements of Comprehensive Income (Loss)
for the nine-month period ended on September 30, 2020 and 2019

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	9.30.2020	9.30.2019
	ARS	ARS

Continuing operations
Revenue	65,921	88,287
Electric power purchases	(41,728)	(55,510)
Subtotal	24,193	32,776
Transmission and distribution expenses	(13,507)	(14,737)
Gross loss	10,686	18,039
Selling expenses	(7,402)	(6,872)
Administrative expenses	(3,079)	(3,448)
Other operating expense, net	312	(1,049)
Operating Profit (Loss)	517	6,670
Labilities regularization agreement	-	20,999
Financial income	16	55
Financial expenses	(5,413)	(5,718)
Other financial expense	(1,730)	(4,278)
Net financial expense	(7,127)	(9,941)
RECPAM	6,002	11,694
Profit (Loss) before taxes	(608)	29,422

Income tax	(1,231)	(12,363)
Profit (Loss) for the period	(1,839)	17,059

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(2.10)	19.49

Edenor S.A. – 3Q20 Earnings Release	15

Condensed Interim Statements of Comprehensive Income (Loss)
for the nine-month period ended on September 30, 2020 and 2019

Expressed at historical values

In millon of Argentine Pesos in historical values	9.30.2020	9.30.2019
	ARS	ARS

Continuing operations
Revenue	60,254	56,222
Electric power purchases	(38,108)	(35,371)
Subtotal	22,147	20,851
Transmission and distribution expenses	(9,479)	(7,306)
Gross loss	12,668	13,545
Selling expenses	(6,382)	(4,047)
Administrative expenses	(2,488)	(1,905)
Other operating expense, net	339	(1,285)
Operating Profit (Loss)	4,138	6,308
Labilities regularization agreement	-	13,403
Financial income	15	654
Financial expenses	(5,140)	(3,562)
Other financial expense	(1,417)	(2,755)
Net financial expense	(6,542)	(5,663)

Profit (Loss) before taxes	(2,404)	14,048

Income tax	(919)	(2,494)
Profit (Loss) for the period	(3,323)	11,554

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(3.80)	13.20

Edenor S.A. – 3Q20 Earnings Release	16

Condensed Interim Statements of Cash Flows

for the nine-month period ended on September 30, 2020 and 2019

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	9.30.2020	9.30.2019
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(1,839)	17,059
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	9,802	(4,065)

Changes in operating assets and liabilities:
Increase in trade receivables	(5,580)	(6,616)
Increase in trade payables	17,545	5,853
Income tax payment	(2,475)	(2,924)
Others	(261)	383

Net cash flows provided by operating activities	17,192	9,689

Net cash flows used in investing activities	(3,455)	(7,006)

Net cash flows used in financing activities	(5,159)	(2,547)

Net (decrease) increase in cash and cash equivalents	8,578	137

Cash and cash equivalents at beginning of year	503	52
Exchange differences in cash and cash equivalents	(143)	109
Result for exposure to inflation in cash and cash equivalents	64	(2)
Net decrease in cash and cash equivalents	8,578	137
Cash and cash equivalents at the end of period	9,002	295

Supplemental cash flows information
Non-cash operating, investing and financing activities
Liabilities regularization agreement	-	(20,999)
Acquisitions of property, plant and equipment through increased trade payables	(615)	(427)
Derecognition of property, plant and equipment through other receivables	(183)	-

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A. – 3Q20 Earnings Release	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 10, 2020